Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, NC 27104
March 23, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Triad Guaranty Inc. Form 10-K for the Year Ended December 31, 2005 File No. 000-22342
Dear Mr. Rosenberg:
We respectively submit the following in response to our telephone conversation on Friday, March 9, 2007 with Ms. Kei Ino in which she sought further clarification on information contained in our response dated January 31, 2007 (our “initial response”). Where relevant I have included our initial response below and highlighted changes to our response through the use of underlines. Unless otherwise indicated I have not included the Appendices referenced in our initial response.
Form 10-K for the Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Losses and Expenses, page 38
1.	In a disclosure-type format, please tell us the method you utilize to calculate the loss reserve for defaults incurred but not reported. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserve for reported defaults, but there may be other methods as well.
Mortgage insurers are not permitted under generally accepted account principles to reserve for anticipated or projected future claims not associated with an actual default. We provide case based reserves on all reported defaults. Consistent with industry practice, we define a default as a loan that is reported to us as delinquent in excess of two payments at the reporting date and all reported delinquencies that were previously in excess of two payments past due and have not been brought current. In addition, we provide an incurred but not reported reserve for loans that are in excess of two payments past due at the reporting date that have not been reported to us as a default by a servicer or lender prior to the reporting date. The reserve for incurred but not reported defaults is estimated as a percentage of our actual reported defaults, based on historical analysis. In the Critical Accounting Policies section of Management Discussion and Analysis in our 10-K for the year ended December 31, 2006, we have included additional disclosure related to the method used to estimate the reserve for incurred but not reported defaults.
2.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in default rate, claim rate, and severity may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
In our response dated January 31, 2007 we included the draft language and format for the disclosure related to reasonably likely changes from the frequency rate and severity rates incorporated in our reserve for losses that was to be included in our Annual Report on Form 10-K for the year ended December 31, 2006. In our initial response we used the wording “reasonably possible” but the actual wording used in filed Form 10-K was changed to “reasonably likely”. The additional disclosure begins on page 29 of our Form 10-K for the year ended December 31, 2006.
Consolidated Financial Statements, page 61
Report of Independent Registered Public Accounting Firm, page 61
3.	Please provide an audit report that is signed by your independent registered public accounting firm and confirm that you will include a signed report in your future filings whenever an audit report is required.
No change from our initial response
Notes to Consolidated Financial Statements, page 66
Note 4. Reserve For Losses and Loss Adjustment Expenses, page 74

4.	It appears that you have significantly revised your provision for losses of insured events of prior years in 2005 and 2004. The 2004 and prior deficiency recognized in 2005 of $24 million represents 69% of the reserve for losses at December 31, 2004. The current disclosure does not fully explain the reasons these amounts could not be identified in earlier periods. Please provide the following to explain the reasons for your change in estimate for 2005 and 2004:
a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

b.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Address the following in your explanation:
i.	Explain how you use information obtained after the date of the financial statement in estimating reserves, for example, how you used information available in the first two months of 2004 in assessing reserves necessary at December 31, 2003 in estimating claim severity that had increased during the fourth quarter of 2003.

ii.	You refer to “loss mitigation efforts” related to loans in default at December 31, 2004. More fully explain what mitigation efforts took place, when they took place and if they took place before, during or after you noticed the higher severity trend.

iii.	Explain why a greater proportion of defaults existing at December 31, 2004 developed into pending and paid claims and why this could not be anticipated in reserving for 2004.

iv.	You state a claims backlog resulted in 2005 from the increase in pending claims. State when the backlog began, how you accounted for reserves related to the backlog, and what the claims backlog and backlog reserve was at December 31, 2004 and for each quarter ending in the year ended December 31, 2005.

v.	The explanation of the above should explain the loss ratios in each quarter. We note the loss ratios ranged from 23% to 27% for the five quarters ended March 31, 2005 then increased to 42% in the second quarter of 2005, declined to 38% in the third quarter of 2005, and increased to 49% in the fourth quarter of 2005.
Our reserve for losses is established by applying factors, developed using historical experience and adjusted for current economic conditions, to loans reported in default, and estimates of loans in default that are in the process of being reported to the Company. The default inventory is segmented into groupings with similar criteria (as identified in response to comment 2. above) to improve the predictability of the factors used in the loss reserve estimate. The reserves established represent our best estimate of the future cost of settlement of claims from the default inventory, using all relevant information available to us at the time the reserves were established.

The reserve for losses at December 31, 2004 was $34 million. Through December 31, 2005, we paid $46 million in losses and loss adjustment expenses for defaults existing at December 31, 2004, and had remaining reserves of $12 million on loans in default existing at December 31, 2004, which continued in default at December 31, 2005. As a result, through December 31, 2005, the total amount paid and reserved for defaults existing at December 31, 2004 was $58 million compared to a reserve at December 31, 2004 of $34 million, resulting in a deficiency of $24 million. The majority of the deficiency was generated from a higher than expected frequency of paid claims emerging from the default inventory, although there was a secondary impact on the deficiency from an increase in the frequency factors applied to the defaults remaining at December 31, 2005.

Actual experience has shown that the frequency factors, calculated from our historical data through December 31, 2004, understated the volume of claims that ultimately would be filed and paid in 2005 on defaults existing at December 31, 2004. On a quarterly basis, filed claims were relatively level throughout 2004 and through the first quarter of 2005, as illustrated in Appendix A. During the second quarter of 2005, filed claims increased significantly above historical levels. This increase in filed claims produced a higher rate of claim payments than implied by the frequency factors used in calculating the reserves for losses at December 31, 2004. The primary cause for the increase in the filed and paid claims during the second quarter of 2005 was the action of a major customer to accelerate its claim filing process, as well as appeal decisions with respect to certain claims previously denied or rescinded. The increase in the paid claims trend was new information we incorporated in our reserve calculations, resulting in a greater increase in loss reserves in the second quarter of 2005 (Appendix D1). The change in estimate for claim frequency increased the reserve for losses, and the deficiency from the December 31, 2004 reserves for losses, for all defaults existing at December 31, 2004 that were still classified as defaults at December 31, 2005. [Addresses 4a. and 4b.iii and partially 4b.v.]

Concurrent with the increase in filed claims in the second quarter of 2005, the severity of paid claims increased significantly during the quarter. In the normal course of the claims payment cycle, our ultimate loss is frequently reduced by loss mitigation. The most common mitigation opportunity is for the property to be sold by the borrower prior to foreclosure, or the lender after foreclosure but before we are contractually required to pay a claim under the terms of the policy. In many cases, the sales price of the property is sufficient to reduce, and sometimes eliminate, our loss. Because of the volume of filed claims in the second quarter of 2005, and customer expectations related to faster processing of filed claims, our ability to reduce our losses through mitigation was diminished beginning the second quarter of 2005. As illustrated in Appendix B, this caused an increase in the severity of paid claims beginning in the second quarter of 2005 over our historical severity rates, increasing the deficiency from the December 31, 2004 reserve for losses. As a result of staff additions, system improvements, and changes in mitigation practices to purchase more properties, we improved our loss mitigation results and decreased our pending claims over the balance of 2005, as illustrated in Appendix C. Appendix G included with this response provides detail of our real estate owned (“REO”) program for properties in our REO inventory at December 31, 2005 and December 31, 2006, and all purchase and sale transactions during 2006. [Addresses 4b.ii]

Prior to 2006, our claims settlement process included a quality assurance review of the underwriting and loan origination process on most filed claims. As our business grew, the quality assurance review began to slow down the claims settlement process, resulting in an increase in pending claims throughout 2004, also as illustrated in Appendix C. The increase in pending claims was exacerbated by the increase in the filed claims in the second quarter of 2005. Prior to 2006, our reserve calculation did not include a separate segment for pending claims and our frequency factors incorporated an assumed mix of pending claims into the overall frequency factor for each segment. We were aware that, when a change in the mix towards more pending claims occurs, our historical reserve factors had the potential to understate reserves. Therefore, in calculating the reserve for losses, consideration was given to the level of pending claims, even though they were not included as a separate segment. Historically this judgmental process was considered to be appropriate due to the relative stability of the level of pending claims within the inventory of defaults. However, because of the volatility experienced in the level of pending claims in recent periods, during 2006 we changed our reserve estimation process to treat pending claims as a separate segment with its own frequency factor. We believe the addition of a pending claim segment provides a better estimate of a key event in the loss recognition cycle. [Addresses 4.b.iv.]

Appendix D provides information on the components of the incurred losses and loss ratio for the 2004 and 2005 quarters. Incurred losses and the loss ratio reflect both paid claims and the change in the reserve for losses. The incurred loss ratio is subject to greater variability than the actual paid claim ratio due to the impact of the change in reserves that occurs when reserve factors are adjusted. In a quarter where frequency and/or severity factors are changed, the change in reserves is a multiple of the change that would have occurred absent adjustments to the reserve factors. During the second quarter of 2005, the loss ratio increased to 42% due to the combination of the high level of paid claims and a larger than historical reserve increase. As previously noted, we had a significantly higher than normal level of filed and paid claims in the second quarter, which impacted both the dollar amount of paid claims and the increase to the reserve for losses during the second quarter. During the fourth quarter of 2005 the loss ratio increased to 49% due to a $9.3 million increase in our reserve for losses. The increase in the reserve for losses was due to the combination of increased defaults from the impact of the 2005 hurricane season and an adjustment to the estimates for loss reserves in response to 2005 experience. [Addresses 4b.v.]

We monitor our reserve development on a quarterly basis to assess the reasonableness of the estimate of the reserve for losses. When we observe development trends that indicate the actual experience is developing differently from our estimates, we analyze the cause of the differences and determine what, if any, changes are necessary in our reserve estimation process. These changes are then incorporated in our reserve estimation process by updating the frequency and severity factors quarterly. While we review monthly information, it is difficult to draw meaningful conclusions from this data due to the volatility exhibited in a single month, and the length of the development period of the reserve for losses. [Addresses 4.b.i]

During 2006, the December 31, 2005 reserve for losses showed a minor deficiency for the quarter ended March 31, 2006, however, the deficiency increased substantially at the end of the second quarter of 2006. As a result of this new information, we adjusted our reserve segmentation during the third quarter of 2006 to improve the alignment of reserve factors with the profile of the inventory of defaults. Based on the changes made through the end of the third quarter, we believed the changes in estimates had substantially addressed the causes of the deficiency against the December 31, 2005 reserve for losses. However, during the fourth quarter of 2006, we had a significant increase in our paid loss severity due, we believe, to changes in the housing market, which resulted in our actual paid loss severity being in excess of the severity assumptions used to calculate the reserve for losses. Additional information on the cause of the changes in the fourth quarter 2006 severity, and the resulting change in the estimate of reserve for losses, is included in our Form 8-K filed January 25, 2007, which includes our fourth quarter 2006 earnings release and supplemental financial information for the quarter. (Attached as Appendix F).

For claims paid during the fourth quarter 2006 that were in default at December 31, 2005, the higher severity increased the deficiency against the December 31, 2005 reserve for losses. As a result of the higher paid claim severity experienced during the fourth quarter, the severity factors used in estimating the December 31, 2006 reserve for losses were increased. The increase in the reserve for losses also increased the deficiency against the December 31, 2005 reserve for losses for any defaults in the December 31, 2006 default inventory that also existed at December 31, 2005. As a result of the 2006 actual experience and changes in estimates for the reserve for losses during 2006, our financial statements for the period ended December 31, 2006 will report a deficiency against the December 31, 2005 reserve for losses of approximately $24 million.

We expanded our discussion of the methodology used for the calculation of the reserve for losses, and the reasons underlying the changes in estimate used in the calculation of the reserve for losses, on pages 40 through 45 of our 10-K for the year ended December 31, 2006. In addition, in the same section we provided information on the reasons for the relatively large fourth quarter change in reserves for both 2005 and 2006.
We confirm and acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our response, please do not hesitate to contact me at (336) 723-1282, extension 1105 or contact Earl Wall, our general counsel, at extension 1108.
Sincerely,
/s/ Kenneth W. Jones
Kenneth W. Jones
Senior Vice President and Chief Financial Officer

Appendix G
Triad Guaranty Inc. Rollforward of Real Estate Owned
For Properties Acquired in 2005 and 2006

			Properties Owned at December 31, 2005			2006 ACTIVITY
					Adjusted				Adjusted			Gain	Adjusted
			Total		Book				Cost			(Loss)	Book
		Acquisition	Cost in		Value	Original	Supplemental		at	Disposal	Sale	From	Value
City	State	date	Property	Impairments	12/31/2005	Cost	Costs	Impairments	Disposal	date	Proceeds	Sale	12/31/2006
				(a)			(b)	(a)				(c)

Webb City	MO	4/15/2005	$91,680	($15,193)	$76,487			($7,115)	$69,372	07/24/06	$68,147	($1,225)
Duncanville	TX	5/4/2005	99,611	(3,011)	96,600			(9,000)	87,600	05/10/06	83,413	(4,187)
Pearland	TX	6/10/2005	191,345	(16,545)	174,800			(21,864)	152,936	04/18/06	149,518	(3,418)
Atlanta	GA	6/16/2005	193,647	(18,939)	174,708			(6,728)	167,980	04/27/06	164,700	(3,280)
Houston	TX	7/13/2005	80,114	(11,560)	68,554				68,554	01/04/06	64,770	(3,784)
New Virginia	IA	7/19/2005	81,920	(10,363)	71,557		1,766		73,323	02/07/06	67,641	(5,682)
Brighton	MI	7/22/2005	110,515	(16,675)	93,840			(10,723)	83,117	09/20/06	78,968	(4,149)
Kansas City	KS	8/19/2005	69,037	(11,077)	57,960			(23,850)	34,110	10/03/06	31,382	(2,728)
Norcross	GA	8/22/2005	125,331	(14,931)	110,400			(2,574)	107,826	10/10/06	99,079	(8,747)
Conyers	GA	8/22/2005	94,233	(2,233)	92,000				92,000	04/04/06	95,045	3,045
Ooltewah	TN	8/26/2005	190,551	(20,351)	170,200			(9,780)	160,420	05/03/06	157,122	(3,298)
Florissant	MO	8/29/2005	88,637	(1,237)	87,400		1,372	(9,280)	79,492	04/24/06	78,570	(921)
Macon	GA	9/1/2005	87,024	(8,824)	78,200			612	78,812	04/24/06	77,062	(1,750)
Riverdale	GA	9/2/2005	78,934	0	78,934			(8,174)	70,760	04/13/06	70,951	191
Ypsilanti	MI	9/16/2005	177,170	(43,160)	134,010			(4,605)	129,405	07/11/06	124,332	(5,073)
Riverdale	GA	9/26/2005	139,271	0	139,271			(951)	138,320	12/05/06	133,829	(4,491)
Royse City	TX	9/26/2005	125,880	(17,780)	108,100			77	108,177	04/03/06	106,178	(1,999)
Douglasville	GA	9/28/2005	99,168	(3,580)	95,588				95,588	01/24/06	97,766	2,178
Nashville	TN	10/11/2005	187,485	(3,485)	184,000			(1,498)	182,502	05/03/06	179,517	(2,985)
Longmont	CO	10/12/2005	167,625	(11,317)	156,308			1,792	158,100	03/02/06	156,570	(1,530)
The Woodlands	TX	10/18/2005	113,160	(1,560)	111,600				111,600	01/18/06	107,415	(4,185)
Charlotte	NC	10/18/2005	100,879	0	100,879				100,879	04/27/06	101,525	645
Arlington	TX	10/19/2005	84,565	0	84,565		3,804		88,369	05/02/06	88,957	588
Lawrenceville	GA	10/28/2005	126,918	(9,841)	117,077				117,077	01/05/06	116,702	(375)
Grand Prairie	TX	10/28/2005	132,641	(259)	132,382			(12,282)	120,100	05/08/06	116,141	(3,959)
Dacula	GA	10/28/2005	154,855	(38,048)	116,807				116,807	01/30/06	116,260	(547)
Henderson	TX	10/28/2005	90,509	(6,809)	83,700		2,578		86,278	01/31/06	81,918	(4,360)
El Paso	TX	10/28/2005	41,780	0	41,780				41,780	03/31/06	38,474	(3,306)
Stockbridge	GA	10/28/2005	204,846	(25,446)	179,400		4,175	(21,635)	161,940	08/18/06	162,139	199
Houston	TX	10/28/2005	132,428	(17,428)	115,000			1,142	116,142	03/24/06	113,934	(2,208)
Lilburn	GA	11/8/2005	175,241	(34,481)	140,760		5,652	(2,460)	143,952	04/03/06	139,194	(4,758)
Cordova	TN	11/9/2005	158,756	(13,396)	145,360			(10,150)	135,210	10/13/06	132,569	(2,641)
Marysville	OH	11/9/2005	171,615	(19,815)	151,800		1,911	(15,970)	137,741	06/15/06	133,447	(4,295)
New Athens	IL	11/9/2005	71,965	0	71,965		1,087		73,052	07/07/06	72,385	(666)
Garland	TX	11/17/2005	177,131	(22,111)	155,020		1,259	(465)	155,814	05/02/06	146,512	(9,302)
Newport	MI	11/17/2005	127,550	0	127,550		3,233	(20,764)					$110,019
Riverdale	GA	11/17/2005	114,716	(12,859)	101,857				101,857	02/02/06	101,154	(703)
Mansfield	GA	11/16/2005	103,061	(1,861)	101,200		1,010	(3,760)	98,450	04/24/06	97,116	(1,334)
McDonough	GA	11/17/2005	172,559	(25,359)	147,200		1,819	(16,829)	132,190	10/03/06	126,924	(5,266)
Lithonia	GA	11/30/2005	127,943	(5,251)	122,692		1,325	(4,512)	119,505	06/02/06	117,114	(2,391)
Troy	MI	11/30/2005	143,530	(21,630)	121,900		2,151	(16,489)					107,562
Lake Wylie	SC	11/30/2005	202,594	(12,177)	190,418				190,418	01/18/06	188,073	(2,344)
Garden City	MI	11/30/2005	126,580	(9,280)	117,300		2,422	(15,072)					104,650
Katy	TX	12/5/2005	118,301	(2,796)	115,505				115,505	01/31/06	110,762	(4,743)
Memphis	TN	12/5/2005	190,933	(13,373)	177,560		2,987		180,547	04/27/06	160,861	(19,687)
Montgomery	AL	12/5/2005	230,326	(28,156)	202,170		421	(32,579)	170,012	11/09/06	166,621	(3,390)
Maysville	KY	12/5/2005	69,709	(1,629)	68,080			(2,050)	66,030	07/13/06	64,653	(1,377)
Gastonia	NC	12/29/2005	146,317	(15,677)	130,640			210	130,850	06/08/06	129,094	(1,756)
			$6,290,585	($569,501)	$5,721,084

(a)	Represents write-downs to net realizable value, principally recognized at the time property was acquired. Impairments are reflected as paid claims in the financial statememts.

(b)	Supplement costs (legal fees, etc.) association with the property acquisition that are required to be paid under the terms of our policies.

(c)	Gain or loss from sale recorded as paid claims in the financial statements

Appendix G
Triad Guaranty Inc. Rollforward of Real Estate Owned
For Properties Acquired in 2005 and 2006

			Properties Owned at December 31, 2005			2006 ACTIVITY
					Adjusted				Adjusted			Gain	Adjusted
			Total		Book				Cost			(Loss)	Book
		Acquisition	Cost in		Value	Original	Supplemental		at	Disposal	Sale	From	Value
City	State	date	Property	Impairments	12/31/2005	Cost	Costs	Impairments	Disposal	date	Proceeds	Sale	12/31/2006
Richmond	TX	1/5/2006				161,133	2,471	(35,931)	127,673	10/05/06	122,852	(4,821)
San Antonio	TX	1/5/2006				100,490	3,271	(3,146)	100,615	08/04/06	96,990	(3,625)
Columbus	OH	1/5/2006				75,947	984	(2,461)	74,470	09/05/06	71,011	(3,459)
Farmington Hills	MI	1/5/2006				178,291	4,562		182,854	06/15/06	181,912	(942)
Davenport	FL	1/5/2006				102,376	3,851	(16,389)	89,838	07/19/06	86,993	(2,845)
Snellville	GA	1/5/2006				152,770		(305)	152,465	08/04/06	150,009	(2,456)
Spring	TX	1/5/2006				170,706	6,454	(16,295)	160,865	09/20/06	151,355	(9,510)
Taylor	MI	1/5/2006				64,165	4,173						68,337
Minneapolis	MN	1/5/2006				141,609	1,969	(70,869)					72,709
Country Club Hills	IL	1/5/2006				131,323	3,264	0	134,588	10/03/06	128,310	(6,277)
Antioch	IL	1/5/2006				127,741	2,285	(7,266)	122,760	06/13/06	117,048	(5,712)
Cleveland	MS	1/10/2006				91,667	2,281	(14,128)					79,820
Dallas	TX	1/10/2006				186,658	7,383	(28,151)	165,890	05/09/06	161,918	(3,972)
Colorado Springs	CO	1/10/2006				195,073	9,027	(30,818)	173,282	03/02/06	170,815	(2,467)
Indianapolis	IN	1/10/2006				51,188	3,734	(14,973)					39,949
Fenton	MO	1/10/2006				193,384		0	193,384	05/08/06	212,637	19,253
Durham	NC	1/10/2006				130,565	2,531	(7,152)	125,944	07/25/06	119,726	(6,218)
Oklahoma City	OK	1/11/2006				134,670	1,870	0	136,540	08/15/06	136,326	(213)
Houston	TX	1/11/2006				125,384		(24,204)	101,180	03/28/06	93,582	(7,598)
Woodland Park	CO	1/11/2006				148,480		(2,749)	145,731	06/01/06	144,185	(1,546)
East Stroudsburg	PA	1/11/2006				245,377	1,076	(31,827)	214,626	06/05/06	212,934	(1,692)
Lake in the Hills	IL	1/11/2006				276,199	16,904	(17,243)	275,860	09/05/06	263,621	(12,239)
Ellenwood	GA	1/11/2006				93,445	13,375	(10,361)	96,460	07/24/06	91,438	(5,022)
High Point	NC	1/19/2006				110,438	4,869	(14,057)	101,250	10/11/06	99,644	(1,606)
Tulsa	OK	1/19/2006				188,214	2,546	(23,109)	167,650	10/10/06	164,371	(3,279)
Whiteland	IN	1/19/2006				148,767	5,504	(33,221)	121,050	12/18/06	113,300	(7,750)
Plano	TX	2/10/2006				210,530	8,508	(14,438)	204,600	04/12/06	201,149	(3,451)
Wickliffe	OH	2/10/2006				115,680		(20,929)	94,751	08/07/06	92,223	(2,528)
Hobart	IN	2/10/2006				153,609	2,235	(983)	154,860	06/07/06	150,536	(4,324)
Copperhill	TN	2/10/2006				134,506		(26,796)	107,710	11/03/06	105,701	(2,009)
Falkville	AL	2/16/2006				51,506			51,506	08/02/06	64,063	12,557
Aurora	CO	2/16/2006				201,754	612	(24,097)					178,269
Hiram	GA	2/16/2006				73,874	1,482		75,355	10/05/06	77,080	1,725
Aurora	CO	2/27/2006				174,688		(41,009)					133,679
Powder Springs	GA	2/27/2006				175,119	1,074	(10,218)	165,975	07/05/06	164,677	(1,298)
Louisville	KY	2/28/2006				102,567		(18,870)	83,697	09/12/06	82,415	(1,282)
Dallas	TX	2/28/2006				94,475	2,794						97,269
Longmont	CO	2/28/2006				225,559	6,036	(22,985)	208,610	07/07/06	204,714	(3,896)
Hampton	GA	3/2/2006				142,631	2,040	(12,387)	132,283	06/22/06	130,916	(1,367)
Spring Hill	TN	3/3/2006				138,427		0	138,427	04/21/06	142,662	4,234
Spring	TX	3/6/2006				115,516	436	(15,062)	100,890	08/16/06	97,767	(3,123)
Angier	NC	3/7/2006				98,256	25	(12,355)	85,925	04/25/06	85,107	(818)
Brazoria	TX	3/7/2006				89,733	1,330	(18,117)	72,946	07/24/06	71,486	(1,460)
Newton	NC	3/7/2006				154,061	1,356	(17,127)	138,290	08/03/06	137,046	(1,244)
Mauldin	SC	3/8/2006				166,751	3,063	(31,529)	138,285	07/26/06	134,270	(4,015)
Mount Washington	KY	3/10/2006				180,865	2,224	(34,289)	148,800	06/07/06	147,527	(1,273)
Machesney Park	IL	3/27/2006				105,716	1,739	0	107,455	07/01/06	108,669	1,214
San Antonio	TX	4/3/2006				175,564		0	175,564	06/02/06	183,184	7,620
Tucker	GA	4/3/2006				137,588	2,999	(17,137)	123,450	11/28/06	121,846	(1,604)
Choctaw	OK	4/3/2006				161,163		(6,099)	155,064	06/02/06	154,179	(885)
Lees Summit	MO	4/3/2006				193,516		(26,331)	167,185	06/09/06	166,151	(1,034)
Louisville	KY	4/4/2006				221,173	10,308	(45,386)					186,095
Big Spring	TX	4/4/2006				36,020	894	(2,854)	34,060	07/12/06	32,309	(1,751)
Raleigh	NC	4/4/2006				381,694		0	381,694	06/27/06	418,371	36,677
Lakewood	OH	4/4/2006				125,558		(7,531)					118,027
Floresville	TX	4/5/2006				185,000	1,907	0	186,906	10/20/06	193,813	6,907
Simpsonville	SC	4/5/2006				153,530		0	153,530	08/24/06	152,690	(840)

Appendix G
Triad Guaranty Inc. Rollforward of Real Estate Owned
For Properties Acquired in 2005 and 2006

			Properties Owned at December 31, 2005			2006 ACTIVITY
					Adjusted				Adjusted			Gain	Adjusted
			Total		Book				Cost			(Loss)	Book
		Acquisition	Cost in		Value	Original	Supplemental		at	Disposal	Sale	From	Value
City	State	date	Property	Impairments	12/31/2005	Cost	Costs	Impairments	Disposal	date	Proceeds	Sale	12/31/2006
Omaha	NE	4/5/2006				125,649	597	(11,331)	114,915	07/24/06	112,143	(2,772)
Jonesboro	GA	4/5/2006				118,931	495	(7,598)	111,828	09/18/06	110,656	(1,172)
Urbandale	IA	4/5/2006				185,564	679	(33,693)	152,550	10/11/06	148,749	(3,801)
Canton	SD	4/6/2006				63,944	2,343	(7,228)					59,059
Houston	TX	4/6/2006				87,104	25,021	(2,606)	109,519	05/26/06	113,347	3,828
Carrollton	TX	4/10/2006				183,887	4,347	(24,994)	163,240	07/03/06	158,792	(4,448)
Marble Hill	MO	4/10/2006				75,187	1,425	(6,997)					69,615
Poplar Grove	IL	4/11/2006				153,308	652	(8,163)	145,797	05/25/06	150,436	4,639
St. Paul	MN	4/12/2006				164,652	6,173	(27,136)					143,689
Lansdowne	PA	4/27/2006				174,608	853	0	175,461	07/25/06	175,473	11
Desoto	TX	5/16/2006				142,369	4,567						146,936
Choctaw	OK	6/16/2006				268,214	650	(45,550)	223,314	07/31/06	235,289	11,975
Clarksville	TN	6/19/2006				102,783	1,060	0	103,843	11/07/06	112,708	8,864
Katy	TX	6/26/2006				155,190	2,895	0	158,086	10/12/06	168,683	10,597
Shreveport	LA	6/28/2006				61,264		0	61,264	08/23/06	65,870	4,606
Cordova	TN	6/28/2006				141,137		(36,197)					104,940
Saint Petersburg	FL	6/30/2006				136,696							136,696
Clever	MO	7/14/2006				83,498	3,027	0	86,525	10/04/06	87,207	682
Midwest City	OK	7/14/2006				148,783	905	(12,576)	137,111	11/07/06	134,572	(2,539)
Snellville	GA	7/27/2006				136,053		(8,458)	127,595	10/03/06	126,205	(1,390)
Charlestown	WV	8/1/2006				394,927		(57,772)					337,155
Rock Hill	SC	8/11/2006				127,666	910	(5,535)	123,041	12/01/06	121,037	(2,004)
Memphis	TN	8/10/2006				119,853							119,853
Friendswood	TX	8/14/2006				113,930	1,051						114,981
Lee’s Summit	MO	8/21/2006				252,276	2,382						254,658
Zion	IL	8/23/2006				208,019	5,763	(45,887)					167,895
Kingwood	TX	8/28/2006				137,277	1,969	(15,942)					123,305
Gaffney	SC	8/28/2006				147,171	1,097	(16,318)					131,950
Atlanta	GA	8/31/2006				301,652	10,502	(30,054)					282,100
Camdenton	MO	8/31/2006				105,686							105,686
Coon Rapids	MN	8/31/2006				135,740	485	(16,332)					119,893
Cumberland City	TN	8/31/2006				91,604	334	(8,218)					83,720
Montgomery	TX	9/8/2006				197,309	1,142						198,451
Manassas	VA	9/12/2006				275,393	518						275,911
Florissant	MO	9/14/2006				127,384		(11,814)					115,570
Winston Salem	NC	9/14/2006				99,464		(8,555)					90,909
Corpus Christi	TX	9/25/2006				158,044		(4,254)					153,790
Troy	OH	9/28/2006				186,327	2,556	(32,363)					156,520
Houston	TX	9/29/2006				120,097	6,473						126,570
Houston	TX	9/29/2006				126,268		(8,423)					117,845
Martinsville	IN	10/6/2006				67,760	1,784	(6,299)					63,245
North Richland Hills	TX	10/6/2006				243,609	247	(22,725)					221,130
College Park	GA	10/6/2006				62,847		(3,015)					59,833
Clayton	NC	10/12/2006				211,358	2,070	(38,935)					174,493
Lawtey	FL	10/16/2006				92,233	250						92,483
Addison	IL	10/18/2006				96,721	1,985	(1,336)					97,370
Port Lavaca	TX	10/19/2006				88,450							88,450
Mission	TX	10/20/2006				130,167	724		130,891	12/12/06	132,012	1,121
Lilburn	GA	10/20/2006				246,936	791	(21,137)					226,590
Rockford	MI	10/27/2006				155,383	189	(5,422)					150,150
Sagamore Hills	OH	10/31/2006				126,133		(12,838)					113,295
Fayetteville	TN	10/31/2006				87,953		(12,650)					75,303
Jacksonville	FL	10/31/2006				210,906		(16,621)					194,285
Birmingham	AL	11/2/2006				289,938							289,938
Arlington	TX	11/3/2006				163,431		(6,251)					157,180
Arlington	TX	11/3/2006				93,560		(14,845)					78,715
Oskhosh	WI	11/3/2006				67,940		(11,156)					56,784

Appendix G
Triad Guaranty Inc. Rollforward of Real Estate Owned
For Properties Acquired in 2005 and 2006

			Properties Owned at December 31, 2005			2006 ACTIVITY
					Adjusted				Adjusted			Gain	Adjusted
			Total		Book				Cost			(Loss)	Book
		Acquisition	Cost in		Value	Original	Supplemental		at	Disposal	Sale	From	Value
City	State	date	Property	Impairments	12/31/2005	Cost	Costs	Impairments	Disposal	date	Proceeds	Sale	12/31/2006
Birmingham	AL	11/6/2006				226,948							226,948
Grass Valley	CA	11/7/2006				477,070	3,387	(56,852)					423,605
Woodstock	IL	11/14/2006				122,624		(8,874)					113,750
Pleasant Hill	IA	11/14/2006				181,360		(15,467)					165,893
Cincinnati	OH	11/21/2006				134,051		(1,760)					132,291
Glenolden	PA	11/20/2006				125,023	556	(11,828)					113,750
Claremore	OK	11/29/2006				261,482		(29,432)					232,050
Calera	AL	11/29/2006				121,634		(7,338)					114,296
Mableton	GA	12/5/2006				142,328							142,328
Shepherdsville	KY	12/12/2006				242,645		(28,795)					213,850
Macon	GA	12/15/2006				67,181		(7,121)					60,060
West Hills	CA	12/18/2006				707,716	460	(116,676)					591,500
Florissant	MO	12/22/2006				115,940							115,940
Newark	NJ	12/21/2006				164,515	2,603						167,118
Duluth	GA	12/23/2006				207,684		(24,547)					183,138

					$5,721,084	$20,271,117	$300,336	($2,094,424)	$14,028,272		$13,879,205	($149,067)	$10,169,841

Rollforward of Real Estate Owned

Balance at December 31, 2005	$5,721,084
Cost of Property Acquired	20,271,117
Supplemental Costs	300,336
Impairments (recorded as paid claims)	(2,094,424)
Cost of Property Sold	(14,028,272)

Balance at December 31, 2006	$10,169,841